SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-35464

Caesarstone Ltd.
(Translation of registrant's name into English)

Kibbutz Sdot- Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

Caesarstone Ltd. (the "Company") is furnishing this Form 6-K/A ("Amendment No. 1") in order to replace the financial tables contained in the press release attached as Exhibit 99.1 to the Form 6-K of the Company furnished to the Securities and Exchange Commission ("SEC") on February 8, 2017 (the "Original Form 6-K").  The Original Form 6-K was furnished in connection with the issuance by the Company of a press release titled "Caesarstone Reports Fourth Quarter and Full Year 2016 Results."  This Amendment No. 1 speaks as of the date of the Original Form 6-K.  Other than as stated below, this Amendment No. 1 does not amend, update or restate the information in any other section of the Original Form 6-K, including Exhibit 99.1 thereto, or reflect any events that have occurred after the date the Original Form 6-K was furnished to the SEC.

The Company increased the amount of the redeemable non-controlling interest on its balance sheet by approximately $2.2 million to reflect an adjustment to the redemption value associated with such interest. Accordingly, retained earnings were decreased by the same amount.  Under U.S. GAAP, an adjustment to the redemption value of non-controlling interest is not reflected in the statement of income other than in the numerator for the calculation of earnings per share. Accordingly, the Company revised its full year 2016 and fourth quarter 2016  basic and diluted net income per share down from $2.15 to $2.08 and down from $0.44 to $0.37, respectively.

The GAAP financial information included in the financial tables contained in Exhibit 99.1 to this Report on Form 6-K/A are hereby incorporated by reference into (i) the Registrant’s Registration Statements on Form S-8 (Files No. 333- 180313 and No. 333-210444) and (ii) the Registrant’s Registration Statement on Form F-3 ASR (File No. 333-196335).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE LTD.

Date: March 13, 2017	By:	/s/ Michal Baumwald Oron
Name: Michal Baumwald Oron
Title: Vice President Business Development & General Counsel

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	Financial tables.